March 6, 2008

PHILIPS SUCCESSFULLY PLACES USD 3.1 BILLION WORTH OF SENIOR NOTES

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that it has placed a total of USD 3.1 billion worth of new Philips Senior Notes as part of its previously announced USD benchmark issue. Philips intends to use the proceeds of this offering to refinance the EUR 1.7 billion worth of Philips notes that mature during the course of 2008, the majority of which consists of the EUR 1.5 billion 5.75% notes due May 16, 2008, and for general corporate purposes.

Philips has placed a total of USD 350 million worth of 3-month USD Libor +1.15% Floating Rate Notes due 2011, USD 500 million worth of 4.625% Senior Notes due 2013, USD 1.25 billion worth of 5.750% Senior Notes due 2018 and USD 1.0 billion worth of 6.875% Senior Notes due 2038.

Philips’ existing long-term debt is rated A3 stable outlook by Moody’s and A- stable outlook by Standard & Poor’s. The issuance of these Notes is in line with Philips’ objective to maintain current credit ratings.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

Securities Ratings: The securities ratings referred to above in this release are not a recommendation to buy, sell or hold securities and the ratings are subject to revision or withdrawal at anytime by the assigning rating agencies. Each rating should be evaluated independently of any other rating.

This release does not constitute an offer of any securities for sale. Any offer or sale of securities shall only be made in accordance with the requirements of the US Securities Act of 1933.
Any offer and sale of any securities outside the United States will be made in accordance with local laws and regulations. In addition, any offer of securities in the member states of the European Economic Area shall be made to qualified investors only within the meaning of article 3 of Directive 2003/71/EC (the Prospectus Directive).

When available, a copy of the written prospectus can be obtained from J.P. Morgan Securities Inc, 270 Park Avenue New York, NY 10017, Attn: Nicholas Balzano (+1-212-834-4533), or Citigroup Global Markets, 33 Canada Square Canary Wharf London E14 5LB, Attn: Tomas Lundquist (+44 20 7986 8962).